

Mail Stop 3720

August 29, 2008

VIA US MAIL AND FAX (305) 751-5259

Mr. James Ennis
Chief Financial Officer
CMG Holdings, Inc.
5601 Biscayne Boulevard
Miami. FL 33137

> **Re:** **CMG Holdings, Inc. (formerly Pebble Beach Enterprises, Inc.)**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007, as amended**
> **File No. 0-51770**

Dear Mr. Ennis:

We have reviewed your supplemental response letter dated August 28, 2008 as well as your amendment filed August 29, 2008 and have the following comment. As noted in our comment letter dated July 17, 2008, we have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting.

Item 8A(T). Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 1

1. We note that in your amended Form 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us in greater detail the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could

conclude that disclosure controls and procedures were effective. Alternatively, please further amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

2. As previously requested, please provide a statement in writing that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments.

Sincerely,

Kyle Moffatt
Accountant Branch Chief